August 15, 2006

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins

Re:	Macrovision Corporation

  Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 2, 2006

  Forms 8-K filed February 15, 2006, May 2, 2006 and June 28, 2006

  File No. 000-22023

Dear Ms. Collins:

Set forth below are the responses of Macrovision Corporation (“Macrovision” or the “Company”) to the July 19, 2006 comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) regarding the above-referenced Company filings. For reference purposes, the text of each of the Commission’s numbered comments has been provided herein in bold. Our responses follow each of the comments. Please note that the headings and numbers of the responses set forth below correspond to the headings and numbers of the comments contained in your letter.

Form 10-K for the year ended December 31, 2005

Item 1A. Risk Factors

Investment Risks, page 36

1.	We note in your risk factor regarding the use of non-GAAP reporting in your quarterly earnings press releases that the market price of your stock may fluctuate based on the disclosure of future non-GAAP results and that if you decide to curtail this non-GAAP presentation, the market price of your stock could be affected. Help us understand your basis for including this statement in your risk factors including how eliminating this presentation could affect you stock price. Please also tell us whether you believe that the current practice of disclosing non-GAAP results currently affects your stock price, and if so, how?

We supplementally advise the Staff that Macrovision has historically provided non-GAAP earnings and non-GAAP earnings per share information in its press releases to convey additional, important information to evaluate its core operating results. The availability of non-GAAP financial information helps management track actual performance relative to financial targets, including both internal targets and publicly announced targets. Macrovision believes that this non-GAAP information provides useful information to investors by excluding the effect of some non-cash expenses that are required to be recorded under GAAP but that Macrovision believes are not indicative of its core operating results, or that Macrovision believes are expected to be incurred over a limited period of time. Management believes that making this non-GAAP financial information available to investors in compliance with Regulation G can help investors better evaluate Macrovision’s operating performance and compare Macrovision’s performance with the performance of other companies in our industry, which use similar financial measures to supplement their GAAP financial information. If Macrovision were to cease using non-GAAP measures, we believe investors may find it more difficult and confusing to assess the Company’s operating performance relative to prior reporting periods, and to compare it to other companies in our industry, which could impact their analysis and conclusions regarding the Company’s valuation. Management is unable to determine the actual affect that disclosing non-GAAP results has on Macrovision’s stock price; however, management believes it is prudent to disclose to investors and prospective investors that investors’ conclusions regarding the value of the company could be affected if non-GAAP information were not available to them.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 48

2.	In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Further, considering that you have had several acquisitions in each period, it is not evident from your discussion the significance of period to period changes in revenues and expenses that are attributable to acquisitions. Tell us how you considered discussing the impact of your acquisitions on operations and how you considered Section III.D of SEC Release 33-6835 to quantify the amount of the change that was contributed by each of the factors or events that you identify.

We supplementally advise the Staff that in our discussions of the results of operations in our Form 10-K for the year ended December 31, 2005, we did consider the application of Section III.D of SEC Release 33-6835.

SEC Release 33-6835 addresses the disclosure required by Item 303 of Regulation S-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). MD&A should give the investor an opportunity to look at the company through the eyes of management by providing both a short and long-term analysis of the business of the company. Section III.D specifically addresses “Material Changes” where we must include in our MD&A, an analysis of changes in financial statement line items where a material change has occurred.

Macrovision completed the acquisitions of (i) InstallShield Corporation (“InstallShield”) on July 1, 2004, (ii) Zero G Software (“Zero G”) on June 8, 2005 and (iii) Trymedia Systems, Inc. (“Trymedia”) on July 28, 2005. We immediately integrated the InstallShield, Zero G and Trymedia operations into our then-existing business infrastructure after their respective acquisition dates. For example, our then-existing sales force began selling InstallShield products quickly after the acquisition. We also combined some of our then-existing software technology into InstallShield products and started selling this combined technology in 2005. In addition, upon acquisition of Zero G, we integrated some of our existing InstallShield technology into the Zero G products. As a result of these combinations of operations and technology, we are unable to fully determine the incremental revenue, costs and expenses associated with each of our acquisitions on a standalone basis, but note that the cumulative impact of the acquisitions is reflected in our financial statements. We further note that we believe such incremental information would not be meaningful to investors because of the combinations of the acquired and then-existing operations.

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3.	We note in your disclosure where you indicate that for multiple element arrangements where vendor-specific objective evidence (VSOE) of fair value exists for all undelivered elements, the Company accounts for the delivered elements using the residual method. Tell us how you established VSOE of the undelivered elements in your multiple element arrangements and the general terms for those elements (e.g. the initial term for PCS and maintenance). For instance, describe the process you use to evaluate the various factors that affect your VSOE. Does the price charged for the individual elements vary from customer to customer. If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

We supplementally advise the Staff that the Company establishes VSOE of fair value in multiple element arrangements with undelivered elements based on the terms outlined in SOP 97-2 paragraph 10 and 57, as deemed appropriate by product line. For the software business, multiple element arrangements could include license, post-contract support (PCS), consulting, and training. The undelivered elements in multiple element arrangements are typically PCS, consulting, and training. Generally, the initial term of the PCS element, which includes rights to upgrades, bug fixes and telephone support, is one year. In addition, the consulting and training elements are typically scheduled and provided within the initial year.

With respect to PCS, the methodology for establishing VSOE of fair value depends on the underlying nature of the business practice established for individual software product lines. Our software product lines differ among other factors, by customer type and by how long the Company has provided each software line.

The Company has consistently applied paragraph 57 to our oldest and most significant product line and has consistently applied the guidance of paragraph 10 to other more recently developed software product lines. The oldest software produce line generally involves lower volume and larger sized customer arrangements, whereas the newer software product lines generally involve larger volume lower monetary value customer arrangements.

For our oldest and most significant product line, the Company has a history of determining VSOE of the fair value of PCS by way of the stated renewal rate explicitly denoted in the contractual agreement, in accordance with SOP 97-2 paragraph 57. The Company considers these explicitly stated renewal rates to be substantive, as it is the policy and consistent practice of the Company to ensure that PCS renewals are conducted at the original stated renewal rate per each original arrangement. Under this process, the renewal price of PCS for certain product lines are determined on a customer specific basis and vary from customer to customer. However, the renewal prices are determined based on consistent percentages of the license fee, by geography, PCS level and product line. Additionally, per SOP 97-2 paragraph 57, as it is not practical to estimate the timing of the costs for delivering the PCS over the term of the arrangement, the portion of the fee allocated to PCS in a multiple element arrangement is recognized as revenue over the PCS term, typically one year, on a straight line basis.

For our other more recently developed software product lines, the Company has histories of determining VSOE of the fair value by the median price charged when the same PCS element is sold separately, in accordance with SOP 97-2 paragraph 10. The median price is determined based upon an analysis that includes all relevant separate PCS sales, stratified by geography, PCS level and product line, as appropriate, excluding bundled arrangements. On a quarterly basis, the Company reviews and updates the analysis to ensure that PCS renewals are made at prices which consistently fall within an acceptable range of the median price. Generally we expect that 80% of sales within each group fall within 15% of the median price charged. The Company allocates revenue to the undelivered PCS element in a multiple element arrangement based on the price stated in the contract, provided that price falls within an acceptable range of the median price, otherwise revenue is allocated based on the median price, and recognizes the revenue ratably over the term of PCS arrangement, typically one year, on a straight line basis.

The Company consistently establishes VSOE of fair value for consulting by determining the median price charged when the same consulting is sold separately, in accordance with SOP 97-2 paragraph 10. The median price is derived based upon an analysis that includes all relevant separate consulting agreements, stratified by geography, product line, consultant level and volume, as appropriate. The Company reviews each consulting contract included in the analysis to ensure it is a stand alone agreement and cannot be considered substantially linked to another agreement and treated as a single arrangement. On a quarterly basis, the Company reviews and updates the analyses of all stand alone consulting arrangements to ensure that pricing has continued to be consistent by volume and consultant level and fall within an acceptable range of the derived median price. The range is generally considered to be acceptable when more than 80% of the population fall within a 15% standard deviation of the median price charged when consulting is sold separately. The Company allocates revenue to the undelivered consulting element in a multiple element arrangement based on the price stated in the contract, provided that price falls within an acceptable range of the median price, otherwise revenue is allocated based on the median price, and recognizes the revenue over the period outlined in the consulting arrangement and as work is completed, generally within three months or one year of the effective date of the arrangement.

For training, the Company consistently establishes VSOE of fair value across all material software products combined by computing the median price charged when the same training is sold separately, in accordance with SOP 97-2 paragraph 10. The median price is determined based upon an analysis that includes all relevant separate training class sales, stratified by geography, type of class, and excluding bundled arrangements. On a quarterly basis, the Company reviews and updates the analysis to ensure consistent pricing of the training element by geography and class type within an acceptable range of the median price. The range is generally considered to be acceptable when more than 80% of the population fall within a 15% standard deviation of the median price charged when training is sold separately. The Company allocates revenue to the undelivered training element in a multiple element arrangement based on the price stated in the contract, provided the price falls within an acceptable range of the median price, otherwise revenue is allocated based on the median price, and recognized when the trainings are delivered, generally within three months to one year of the effective date of the arrangement.

4.	We also note in your disclosure on page 43 that you receive annual license fees from set top box, DVD and personal video recorder manufacturers. Tell us whether your annual license arrangements include post-contract support (PCS) and if so, tell us how you established VSOE for PCS under your annual software license agreements. Indicate the license term and PCS term including any renewal provisions. Your response should address AICPA TPA 5100.53 and 5100.54.

We supplementally advise the Staff that the annual license arrangements with the set top box, DVD, and personal video recorder manufacturers are a part of the Company’s entertainment and hardware business. Upon entering into these arrangements, customers design their technologies and construct their products (such as DVD players), which may or may not contain software, as designed by the customers, to comply with our patented specifications. Under no circumstances does the Company provide software code or software post customer support, initially or at any time during the annual license period under these arrangements. Nor does the Company provide any software code to the same customers under any additional arrangements. On this basis the Company has determined that these arrangements do not fall under the scope of SOP 97-2. and consequently the Company believes that AICPA TPA 5100.53 and 5100.54 does not apply to the annual license arrangements with the set top box, DVD, and personal video recorder manufacturers. The Company has consistently applied the guidance of SAB 104 ‘Revenue Recognition’ and EITF 00-21 ‘Revenue Arrangements with Multiple Deliverables’, to annual license arrangements with set top box, DVD and personal video recorder manufacturers.

Revenue derived from annual license arrangements with set top box, DVD, and personal video recorder manufacturers, generally makes up less than 6% of total revenue of the ‘Entertainment Technologies’ reportable segment.

The Company does however provide these customers with an evaluation of whether customer products adhere to our documented specifications, which the Company licenses to customers. The Company provides certification that customer products meet documented specifications, but the Company is not obligated to provide any assistance to any customer whose product does not adhere to the licensed specifications. Each single product evaluation and certification process that the Company performs takes approximately 2-5 hours. Typically the customer may request an evaluation twice during the course of an annual license period.

The customer is obligated to pay the fee even in the event that i) the Company does not evaluate a proposed customer product or 2) if a customer’s proposed product does not meet the Company’s documented specifications.

Within the set top box, DVD, and personal video recorder manufacturers business, there is an insignificant number of arrangements, where the Company will charge a separate fee for certifications, which is billed as and when the customer submits a product for certification. This per-certification fee is explicitly stated in the licensing arrangements, with some licensing arrangements including a limited number of certifications in the licensing fee and additional certifications at a per-certification rate. The Company also provides telephone, fax, and email technical support as part of the license fee. This license support activity is related exclusively to the customer’s understanding of the already delivered technology documentation. There are no dedicated resources to conducting the certifications and related support services and the Company has a history of successfully completing such activities.

On this basis and with reference to EITF 00-21, the Company has consistently concluded that the certification and support process represents inconsequential aspects of the same license element. In essence there is one element in the arrangement, which is substantially delivered at the time the customer has been licensed the right to use the technology. The activities that remain ongoing at the time of license delivery are considered to be inconsequential given that i) the cost of ongoing certification and support activity is insignificant (less than $400,000 per annum) for the entire business and ii) the customer is obligated to pay the fee even if the Company does not evaluate a customer product and even if the product under evaluation doesn’t meet documented specifications.

Using the guidance in section 3 of SAB 104, which provides examples in connection to ‘Inconsequential or Perfunctory Performance Obligations’, the Company does not allocate revenue to the certification and support service activities included in the license arrangements.

Also with reference to SAB 104, section 3, the Company has a demonstrable history of completing all remaining deliverables and is able to estimate the costs of the certifications and support, at the time of delivery of the technology license. However, given the cost of certifications and support are less than $400,000 per annum, the estimate of costs to accrue at any accounting period end would be immaterial for the entire business. Therefore, the Company does not accrue these costs upon delivery.

Form 8-K Filed February 15, 2006 and May 2, 2006

5.	We note your use of non-GAAP measures under Item 9.01 of the Form 8-Ks noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Question Regarding the Use of Non-GAAP financial Measures to include the following disclosures:

•	the manner in which you use the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind your decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity investments appears to be a key incentive offered in the achievement of your goals as an organization.

We supplementally advise the Staff that the Company has reviewed the requirements of Items 10(e)(1)(C) and 10(e)(1)(D) of Regulation S-K and proposes to provide revised disclosure to address this comment in future filings where applicable. To take account of the Staff’s comments, the Company revised its disclosure in its latest press release of earnings results issued on August 1, 2006. Please refer to Attachment A, which is a copy of the August 1, 2006 press release. The revised disclosure now identifies the Company’s specific reasons for excluding certain items (including amortization of intangibles and equity-based compensation) in assessing our non-GAAP performance. In particular, the Company has concluded that the exclusion of the amortization of intangibles from acquisitions is appropriate since the Company does not acquire businesses on a predictable cycle, and the exclusion of this item allows for a more meaningful evaluation of operating expenses between periods. In addition, the Company has concluded that the exclusion of equity-based compensation is appropriate in order to compare operating expenses between periods because, in part, the expense recorded may bear little resemblance to the actual value realized upon the future exercise, expiration, termination or forfeiture of the equity-based compensation.

6.	We also believe the non-GAAP operating statement columnar format appearing in the 8-Ks noted above may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

We supplementally advise the Staff that the Company has reviewed the requirements of Items 10 of Regulation S-K and FAQ 8 and revised its disclosure to take account of the Staff’s comments as reflected in Attachment A.

7.	We note your use of the term “Non-GAAP (pro forma) earnings” in your Form 8-Ks noted above. Please note that it is not appropriate for you to use the term “pro forma” in your Form 8-Ks since you have not used that term as contemplated in Regulation S-X. It appears such disclosures should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to footnote 12 to the Final Rules for the Conditions for the Use of Non-GAAP Financial Measures.

We supplementally advise the Staff that the Company has reviewed footnote 12 to the Final Rules for the Conditions for the Use of Non-GAAP Financial Measures and such disclosures shall be referred to as “non-GAAP” and not “pro forma” in the future. Please refer to Attachment A as an example of our revised disclosure.

Form 8-K filed June 28, 2006

8.	We note from disclosures in your 8-K that both the U.S. Attorney’s office and the U.S. Securities and Exchange Commission are requesting information relating to the Company’s stock option practices. Considering these requests, tell us if the Company is conducting its own internal review of your stock option practices and if so, tell us the current status of these reviews including whether any determination has been made regarding potential restatements to your financial statements. Also, tell us how you considered SFAS 5 with regards to including a discussion or disclosure of any loss contingencies even though the possibility of loss may be remote. In this regard, tell us what consideration you gave to including a discussion of the potential impact on the qualification of the Company’s stock option plan, the potential for litigation by the option holders, and the potential for legal actions by IRS or any other regulatory authority.

We supplementally advise the Staff that the Company has conducted an internal review of its stock option practices. A Special Committee of the Board of Directors was formed to oversee this review. The Special Committee retained Morrison & Foerster LLP as its counsel, and Morrison & Foerster LLP retained PricewaterhouseCoopers to provide forensic accounting services (the “Outside Advisors”). The Special Committee and its Outside Advisors reviewed the analysis conducted by the Company’s management. Based on the findings of the review, the Company has concluded at this time that no restatements of the Company’s financial statements are necessary. The Company intends to meet with the SEC and the US Attorney’s office to discuss the Company’s review. Based on the findings of the review performed to date, the potential impact on the qualification of the Company’s stock option plans, the potential for litigation by the option holders and the potential for legal actions by the IRS or any other regulatory were all deemed to be immaterial to the Company, and therefore the Company believes that SFAS 5 loss contingencies disclosure is not appropriate. However, because the Company does not yet know the response the SEC and US Attorney’s office will have at the upcoming meeting, the Company supplementally advises the Staff that the Company has added new risk factor disclosure in its Quarterly Report on Form 10-Q for the period ended June 30, 2006 describing the risks associated with responding to the government, as follows:

“We have commenced a review of our historical stock option practices and have been contacted by the SEC and US Attorney’s Office to provide certain information relating to our stock options. These reviews may not be resolved favorably and have required, and may continue to require, a significant amount of management time and attention and accounting and legal resources, which could adversely affect our business, results of operations and cash flows.

The SEC and the US Attorney’s Office have each contacted the Company requesting information relating to our stock option practices from 1997 and 1995, respectively, to the present. We have announced that we intend to fully cooperate with them in connection with their requests. The period of time necessary to resolve the SEC and US Attorney’s Office reviews is uncertain, and these matters could require significant management and financial resources which could otherwise be devoted to the operation of our business. If we are subject to an adverse finding resulting from the reviews, we could be subject to investigations, be required to restate financial statements or to pay damages or penalties or have other remedies imposed upon us. The ongoing reviews and any negative outcome that may occur from these investigations could impact our relationships with customers and our ability to generate revenue. In addition, considerable legal and accounting expenses related to these matters have been incurred to date and significant expenditures may continue to be incurred in the future. The SEC and US Attorney’s reviews could adversely affect our business and operating results.”

As requested, please be advised that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 562-8495.

Very truly yours,

/s/ Pamela A. Sergeeff
Pamela A. Sergeeff
Senior Corporate Counsel
Macrovision Corporation

Enclosures

cc James Budge, Macrovision Corporation

Macrovision Corporation 2830 De La Cruz Blvd. Santa Clara, CA 95050 (408) 562-8400 Main (408) 567-1800 Fax

FOR IMMEDIATE RELEASE

MACROVISION CORPORATION REPORTS SECOND QUARTER

FINANCIAL PERFORMANCE

RECORD SECOND QUARTER REVENUE

SANTA CLARA, Calif. (BUSINESS WIRE)—August 1, 2006—Macrovision Corporation (NASDAQ: MVSN) announced today record second quarter revenues of $58.3 million compared to $44.4 million for the second quarter of 2005. US GAAP net income was $6.2 million compared to $6.1 million for the second quarter of 2005. Diluted GAAP earnings per share for the quarter were $0.12, the same as the comparable quarter in 2005.

Non-GAAP earnings were $14.2 million, compared to $8.0 million in the second quarter of 2005. Non-GAAP diluted earnings per share were $0.27, compared to $0.16 in the same quarter of 2005. Second quarter revenue, non-GAAP earnings and non-GAAP diluted earnings per share were all record numbers for a second quarter. Non-GAAP earnings exclude non-cash items such as amortization of intangibles from acquisitions, impairment on investments, and stock-based compensation charges, as applicable. A reconciliation between net income on a GAAP and non-GAAP basis is provided in tables below.

The Company generated $28 million of cash from operations and its liquid cash and investments at the end of the second quarter were $261 million. The cash from operations were a record for any quarter in the Company’s history.

“We are pleased with our second quarter financial results. We successfully executed another quarter against our financial plan and we remain confident with our full year revenue estimates provided in our first quarter earnings call in May.” said Fred Amoroso, President and CEO of Macrovision. “As we further expanded our security and licensing solutions into digital distribution, commerce and hardware, we gained notable traction with our existing customers and new prospects.”

“We continue to believe that full year 2006 revenue will range between $239 million and $249 million and that non-GAAP operating margins will range between 28 and 30 percent. We are realizing even more profits than previously expected in low tax paying jurisdictions so we are lowering our full year and remainder of the year non-GAAP tax rate to 22%. As a result of the overachievement in non-GAAP operating profits in the second quarter and the lower tax rates in the second quarter through the balance of the year, we are raising our full year fully diluted non-GAAP earnings estimate and now expect a range between $1.10 and $1.14 per share. In the third quarter of 2006, we believe that our revenue will be within a range of $56 million and $58 million and that fully diluted non-GAAP earnings per share will range between $0.19 and $0.21.” added James Budge, Chief Financial Officer. “The fully diluted non-GAAP earnings per share range estimate includes the costs incurred or currently anticipated to be incurred by us in connection with the SEC and US Attorney requests for information regarding our stock option practices that we received. At this point, we do not anticipate any delay in regulatory filings as a result of either of these matters.”

GAAP to Non-GAAP Reconciliation

Macrovision provides non-GAAP financial information to assist investors in assessing its current and future operations in the way that Macrovision’s management evaluates those operations. Non-GAAP earnings is a supplemental measure of Macrovision’s performance that is not required by, and is not presented in accordance with, GAAP. The non-GAAP information does not substitute for any performance measure derived in accordance with GAAP. Macrovision believes that this non-GAAP information provides useful information to investors by excluding the effect of some non-cash expenses that are required to be recorded under GAAP but that Macrovision believes are not indicative of Macrovision’s core operating results, or that are expected to be incurred over a limited period of time.

Macrovision’s management evaluates and makes operating decisions about its business operations primarily based on revenue and the core costs of those business operations. Management believes that the amortization of intangibles from acquisitions, impairment on investments, and equity-based compensation charges are not core operating costs of its business operations. Therefore, management presents non-GAAP financial measures, along with GAAP measures, in this earnings release by excluding these items and other significant unusual items from the period expenses. The income statement line items involved in the adjustment from GAAP to non-GAAP presentation in this earnings release are amortization of intangibles; and the following items that include equity-based compensation charges: (1) cost of revenues; (2) operating expenses, research and development; (3) operating expenses, selling and marketing; and (4) operating expenses, general and administrative. These items in turn affect (1) total cost of revenues; (2) total costs and expenses; (3) operating income; (4) income before income taxes; (5) provision for income taxes; (6) net income; (7) diluted shares for EPS; (8) basic earnings per share and (9) diluted earnings per share. To determine its non-GAAP provision for income taxes, Macrovision recalculates tax based on non-GAAP income before income taxes and adjusts accordingly.

For each such non-GAAP financial measure, the adjustment provides management with information about Macrovision’s underlying operating performance that enables a more meaningful comparison of its financial results in different reporting periods. For example, since Macrovision does not acquire businesses on a predictable cycle, management excludes amortization of intangibles from acquisitions in order to make more consistent and meaningful evaluations of Macrovision’s operating expenses. Management also excludes the effect of impairments on investments for the same reason. Management excludes the impact of equity-based compensation to help it compare current period operating expenses against the operating expenses for prior periods and to eliminate the effects of this non-cash item, which, because it is based upon estimates on the grant dates may bear little resemblance to the actual values realized upon the future exercise, expiration, termination or forfeiture of the stock-based compensation, and which, as it relates to stock options and stock purchase plan shares, is required for GAAP purposes to be estimated under valuation models, including the Black-Scholes model used by Macrovision. Management uses these measures to help it make budgeting decisions between those expenses that affect operating expenses and operating margin (such as research and development, sales and marketing, and general and administrative expenses), and those expenses that affect cost of revenue and gross margin. Further, the availability of non-GAAP financial information helps management track actual performance relative to financial targets, including both internal targets and publicly announced targets. Making this non-GAAP financial information available to investors, in addition to the GAAP information, also helps investors compare Macrovision’s performance with the performance of other companies in our industry, which use similar financial measures to supplement their GAAP financial information.

Management recognizes that the use of these non-GAAP measures has limitations, including the fact that management must exercise judgment in determining which types of charges should be excluded from the non-GAAP financial information. Because other companies, including companies similar to Macrovision, may calculate their non-GAAP earnings differently than Macrovision, non-GAAP measures may have limited usefulness in comparing companies. Management believes, however, that providing this non-GAAP financial information, in addition to the GAAP information, facilitates consistent comparison of Macrovision’s financial performance over time. Macrovision has provided non-GAAP results to the investment community, not as an alternative but as an important supplement to GAAP information, to enable investors to evaluate Macrovision’s core operating performance in the same way that management does. The tables below present the differences between non-GAAP earnings and GAAP net income on an absolute and per share basis.

Dial-in Information

Macrovision will hold an investor conference call on August 1, 2006, at 5:00 p.m. ET. Investors and analysts interested in participating in the conference are welcome to call 800-240-5318 (or international +1 303-205-0033) and reference the Macrovision call.

The conference call can also be accessed via live Webcast at www.macrovision.com or www.fulldisclosure.com (or www.streetevents.com for subscribers) on August 1, 2006 at 5:00 p.m. ET. The on-demand audio Webcast of Macrovision’s earnings conference call can be accessed approximately 1-2 hours after the live Webcast ends.

Investors and analysts interested in listening to a recorded replay of the conference are welcome to call 800-405-2236 (or international +1 303-590-3000) and enter passcode 11065813#. Access to the replay is available through August 2, 2006.

About Macrovision

Macrovision provides distribution, commerce and consumption solutions for software and entertainment content to the home video, PC games, music, cable/satellite, consumer software, and enterprise software industries, Macrovision holds a total of more than 235 issued or pending United States patents and more than 1,200 issued or pending international patents, and continues to increase its patent portfolio with new and innovative technologies in related fields. Macrovision is headquartered in Santa Clara, California, U.S.A. with other offices across the United States and around the world. More information about Macrovision can be found at www.macrovision.com.

©Macrovision 2006. Macrovision is a registered trademark of Macrovision Corporation. All other brands and product names and trademarks are the registered property of their respective companies.

All statements contained herein, including the quotations attributed to Mr. Amoroso and Mr. Budge, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on the Company’s behalf, that are not statements of historical fact, including statements that use the words “will,” “believes,” “anticipates,” “estimates,” “expects,” “intends” or “looking to the future” or similar words that describe the Company’s or its management’s future plans, objectives, or goals, are “forward-looking statements” and are made pursuant to the Safe-Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, the Company’s forecast of future revenues and earnings, the business strategies and product plans of the Company and the impact of certain government reviews of the Company’s stock option practices.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results and/or from any future results or outcomes expressed or implied by such forward-looking statements. Among the important factors that could cause results to differ materially are the following: the failure of markets for home video, audio CDs, consumer or enterprise software value management, or markets for the technological protection of copyrighted materials contained in such products, to continue, develop or expand, the failure of the Company’s products to achieve or sustain market acceptance or to meet, or continue to meet, the changing demands of content or software providers and the impact of certain government reviews of our stock option practices. Other factors include those outlined in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, and such other documents as are filed with the Securities and Exchange Commission from time to time (available at www.sec.gov). These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. The Company operates in a continually changing business environment and new factors emerge from time to time. The Company cannot predict such factors, nor can it assess the impact, if any, of such factors on the Company or its results. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The Company assumes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

# # #

Investor Contact:

Julie Davey

Macrovision Corporation

+1 (408) 562-8464

MACROVISION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

RECONCILIATION OF GAAP TO NON-GAAP

QUARTER ENDED JUNE 30, 2006

	Three Months Ended June 30,
	2006	2006		2006	2005	2005	2005
	US GAAP	Non-GAAP Adjustments		Non-GAAP	US GAAP	Non-GAAP Adjustments	Non-GAAP
Net Revenues:	58,349			58,349	44,414		44,414

Cost and expenses:

Cost of revenues	10,947	(807	)*	10,140	4,999	(231)	4,768
Amortization of intangibles	3,490	(3,490)		—	2,466	(2,466)	—

Total cost of revenues	14,437	(4,297)		10,140	7,465	(2,697)	4,768

Research and development	14,082	(2,025	)*	12,057	7,925	—	7,925
Selling and marketing	17,005	(2,437	)*	14,568	13,027	—	13,027
General and administrative	8,634	(1,695	)*	6,939	7,461	—	7,461

Total costs and expenses	54,158	(10,454)		43,704	35,878	(2,697)	33,181

Operating income	4,191	10,454		14,645	8,536	2,697	11,233
Interest and other income (expense), net	2,106	—		2,106	974	—	974

Income before income taxes	6,297	10,454		16,751	9,510	2,697	12,207
Provision for income taxes	52	2,530		2,582	3,440	771	4,211

Net income	$6,245	$7,924		$14,169	$6,070	$1,926	$7,996

Pro Forma Shares for EPS:
Basic	52,262	—		52,262	50,502	—	50,502
Diluted	53,090	269		53,359	51,263	—	51,263

Basic EPS	$0.12	$0.15		$0.27	$0.12	$0.04	$0.16
Diluted EPS	$0.12	$0.15		$0.27	$0.12	$0.04	$0.16

*	Equity-based compensation during the second quarter of 2006 totalled $6.7 million. There was no equity-based compensation recorded in 2005.

MACROVISION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

RECONCILIATION OF GAAP TO NON-GAAP

SIX MONTHS ENDED JUNE 30, 2006

	Six Months Ended June 30,
	2006	2006		2006	2005	2005	2005
	US GAAP	Non-GAAP Adjustments		Non-GAAP	US GAAP	Non-GAAP Adjustments	Non-GAAP
Net Revenues:	115,367			115,367	95,671		95,671

Cost and expenses:
Cost of revenues	19,475	(1,428	)*	18,047	10,377	(467)	9,910
Amortization of intangibles	6,733	(6,733)		—	4,882	(4,882)	—

Total cost of revenues	26,208	(8,161)		18,047	15,259	(5,349)	9,910

Research and development	26,524	(3,500	)*	23,024	16,622	—	16,622
Selling and marketing	33,471	(4,117	)*	29,354	25,949	—	25,949
General and administrative	17,353	(3,117	)*	14,236	15,887	—	15,887
Impairment charges, net of gains	—	—		—	5,726	(5,726)	—

Total costs and expenses	103,556	(18,895)		84,661	79,443	(11,075)	68,368

Operating income	11,811	18,895		30,706	16,228	11,075	27,303
Interest and other income (expense), net	4,155	—		4,155	1,911	—	1,911

Income before income taxes	15,966	18,895		34,861	18,139	11,075	29,214
Provision for income taxes	6,818	677		7,495	6,602	3,477	10,079

Net income	$9,148	$18,218		$27,366	$11,537	$7,598	$19,135

Pro Forma Shares for EPS:
Basic	51,985	—		51,985	50,426	—	50,426
Diluted	52,679	221		52,900	51,298	—	51,298

Basic EPS	$0.18	$0.35		$0.53	$0.23	$0.15	$0.38
Diluted EPS	$0.17	$0.35		$0.52	$0.22	$0.15	$0.37

*	Equity-based compensation during 2006 totalled $11.7 million. There was no equity-based compensation recorded in 2005.

MACROVISION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2006	December 31, 2005
ASSETS
Cash and cash equivalents	120,441	135,625
Short-term investments	126,024	99,039
Accounts receivable, net	41,910	45,254
Prepaid expenses and other assets	10,524	7,508

Total Current Assets	298,899	287,426

Property and equipment, net	19,320	13,398
Long-term marketable investment securities	26,966	15,040
Restricted cash and investments	12,000	12,000
Goodwill	136,687	107,329
Other intangibles from acquisitions, net	31,553	32,755
Deferred tax assets	22,573	18,895
Patents and other assets	11,250	11,082

TOTAL ASSETS	559,248	497,925

LIABILITIES
Accounts payable	3,933	5,380
Accrued expenses	55,571	40,174
Deferred revenue	28,808	23,262

Total Current Liabilities	88,312	68,816
Other liabilities	2,944	959

TOTAL LIABILITIES	91,256	69,775

STOCKHOLDERS’ EQUITY	467,992	428,150

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	559,248	497,925